SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2016
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: April 28, 2016

List of materials

Documents attached hereto:

i) Press release announcement, Notice Regarding Year-end Dividend for the Fiscal Year Ended March 31, 2016

1-7-1 Konan, Minato-ku
News & Information	Tokyo 108-0075

April 28, 2016

Notice Regarding Year-end Dividend
for the Fiscal Year Ended March 31, 2016

Sony Corporation (“Sony” or the “Corporation”) approved, at the meeting of its Board of Directors held today, the year-end dividend on shares of common stock of the Corporation for the fiscal year ended March 31, 2016 as follows:

I. Details of the Dividend
<The year-end dividend for the fiscal year ended March 31, 2016>
	Details of resolution	Latest dividend forecast (as of January 29, 2016)	FY 2014 Year-end dividend (Actual)
Record date	March 31, 2016	March 31, 2016	March 31, 2015
Dividend per share	¥10	¥10	¥0
Total amount of dividend	¥12,614 million	―	―
Dividend payment starting date	May 31, 2016	―	―
Source of dividend	Retained earnings	―	―

II. Reasons for Determination of Dividend Amount
As Sony stated in its Securities Report (Yukashoken Hokokusho) and Annual Report on Form 20-F for the fiscal year ended March 31, 2015, Sony believes that continuously increasing corporate value and providing dividends are essential to rewarding stockholders.  It is Sony’s policy to utilize retained earnings, after ensuring the perpetuation of stable dividends, to carry out various investments that contribute to an increase in corporate value, such as those that ensure future growth and strengthen competitiveness.  Sony determines the amount of dividends based on an overall consideration of its consolidated operating results, financial condition and future business expectations.  In light of the consolidated financial results for the fiscal year ended March 31, 2016 and other information set forth in the earnings release announced today, Sony has determined to pay 10 yen per share as the year-end dividend for the fiscal year ended March 31, 2016, based on the policy outlined above.

(For Reference) Actual Dividend
	Dividend per share
	Interim dividend	Year-end dividend	Annual dividend (total)
FY 2015 (ended March 31, 2016)	¥10	¥10	¥20
FY 2014 (ended March 31, 2015)	¥0	¥0	¥0

EOF